

August 24, 2015

Via E-mail
Mr. Michael Kalb
Group Vice President, Chief Financial Officer and Chief Accounting Officer
Taro Pharmaceutical Industries Ltd.
3 Skyline Drive
Hawthorne, NY 10532

      Re: **Taro Pharmaceutical Industries Ltd.**
              Form 20-F for the Fiscal Year Ended March 31, 2015
              Filed July 1, 2015
              File No. 001-35463

Dear Mr. Kalb:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Sharon Blume

                    Sharon Blume
                    Accounting Branch Chief